June 26, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alvotech
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-266294

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Alvotech (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form F-1 (File No. 333-266294), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 22, 2022, and was declared effective by the Commission on September 21, 2022.

The Registration Statement was filed in order to register for resale up to 15,306,122 of the Registrant’s ordinary shares (the “Ordinary Shares”) by YA II PN, LTD., the selling shareholder identified in the Registration Statement (the “Selling Shareholder”), which the Registrant, in its discretion, could elect to issue and sell to the Selling Shareholder, from time to time, pursuant to an agreement the Registrant had entered into with the Selling Shareholder (the “Agreement”). The Registrant no longer intends to register the resale of the Ordinary Shares because the Agreement has been terminated without issuing or selling any of the Ordinary Shares to the Selling Shareholder. Because the proposed sale of the Ordinary Shares that would have otherwise been registered under the Registration Statement did not and will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Registrant confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Cooley LLP, Attn: Katie Kazem, One Freedom Square, Reston Town Center, 11951 Freedom Drive, Reston, VA 20190, email: kkazem@cooley.com.

If you have any questions with respect to this matter, please contact Katie Kazem at (703) 456 8043.

[Signature page follows]

Very truly yours,

Alvotech

By: /s/ Tanya Zharov

Tanya Zharov

General Counsel

cc:	Katie Kazem, Cooley LLP
Divakar Gupta, Cooley LLP